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Washington, DC

October 4, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Repurchase of Own Shares from the Market dated October 3, 2006

Thank you for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

10/17

BELLUNA ベルーナ
MAIL ADD:
4-2 MIYAMOTO-CHO, AGEO-SHI, SAITAMA-KEN, JAPAN 362-8688

October 3, 2006

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market

(Repurchase of own shares in accordance with Section 2 of Article 165 of the Corporate Law)

Under the resolution at the meeting of Board of Directors held on July 31, 2006, the Company repurchased its own shares at the market, pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below.

Description

1. Period of repurchase: From September 1st to 30th, 2006
2. Number of shares repurchased: 86,700 shares
3. Total cost of repurchase: 172,008,650 yen
4. Method of repurchase: Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the Board of Directors' meeting held on July 31st, 2006
- Type of shares to be repurchased: Common shares
- Number of shares to be repurchased: 1,000,000 shares (maximum)
  (Rate to the number of outstanding shares: 1.78%)
- Total value of shares to be repurchased: 2,000 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase from July 31st, 2006, when Board of Directors' meeting was held, to September 30th, 2006 is as follows:
- Total number of shares repurchased: 261,450 shares
- Total value of shares repurchased: 524,034,150 yen

- END -